SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EARTHSTONE ENERGY, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

27032D205
(CUSIP Number)

Ray Singleton 633 Seventeenth Street, Suite 2320 Denver, CO 80202 303-296-3076
(Name, address and telephone number of person authorized to receive notices and communications)

October 16, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 27032D205	SCHEDULE 13D	Page 1 of 3 Pages

1	NAME OF REPORTING PERSONS Ray J. Singleton, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	7	SOLE VOTING POWER 453,360
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 453,360
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 27032D205	SCHEDULE 13D	Page 2 of 3 Pages

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Person on October 9, 2009, as amended on May 27, 2014 by Amendment No. 1 to the statement on Schedule 13D, in order to reflect the entry into an Amended and Restated Voting Agreement, dated as of October 16, 2014, between the Reporting Person and Oak Valley Resources, LLC.  Except as set forth herein, the Schedule 13D is unmodified.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is restated to include the following information.

Based on information provided by the Company, there were 1,737,420 shares of common stock, $0.001 par value per share (the “Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone” or the “Company”), issued and outstanding as of October 13, 2014.  As of the date hereof, the Reporting Person owns 453,360 shares of Common Stock, or 26.1% of the Company’s issued and outstanding Common Stock as of October 13, 2014.  The Reporting Person has sole voting and dispositive power for 453,360 shares of Common Stock, subject to his obligations under the Amended and Restated Voting Agreement described below.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is restated to include the following information and the information incorporated herein as Exhibit 10.1 and attached hereto as Exhibit 10.2.

On October 16, 2014, the Company, Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), Sabine River Energy, LLC, a Texas limited liability company wholly owned by Oak Valley (“Sabine”), Oak Valley Operating, LLC, a Texas limited liability company wholly owned by Oak Valley, Parallel Resource Partners, LLC, a Delaware limited liability company (“Parallel”), and Flatonia Energy, LLC, a Delaware limited liability company managed by Parallel (“Flatonia”), entered into a Contribution Agreement (the “Contribution Agreement”).  The Contribution Agreement provides that, upon the terms and subject to the conditions set forth in the Contribution Agreement, Oak Valley, through its wholly owned subsidiary Sabine, will acquire a 20% undivided ownership interest in certain oil and gas properties located in Fayette and Gonzales Counties, Texas, in exchange for the issuance of approximately 2.957 million shares of Earthstone common stock, par value $0.001 per share (the “Common Stock”), to Flatonia (the “Contribution”).  The closing of the Contribution is subject to the closing of the transactions contemplated by that certain Exchange Agreement, dated May 15, 2014 and as amended as of September 26, 2014, between Earthstone and Oak Valley (the “Exchange Agreement”), as referenced in the Company’s Current Report on Form 8-K filed on May 16, 2014 with the U.S. Securities and Exchange Commission (the “SEC”).  After giving effect to the transactions contemplated by the Exchange Agreement and the Contribution Agreement, current Earthstone stockholders will own 12.6%, Oak Valley will own 66.0%, and Flatonia will own 21.4%, respectively, of the Company’s outstanding Common Stock.  The Contribution Agreement and the Contribution have been approved by the board of directors of Earthstone and the board of managers of each of Oak Valley, Flatonia and Parallel.

Stockholders of the Company will be asked to vote on the approval of the issuance of the shares of Common Stock to be issued in the Contribution at a special meeting that will be held on a date to be announced.  In addition, at that meeting, stockholders of the Company will be asked to approve (i) the issuance to Oak Valley of approximately 9.1 million shares of Earthstone Common Stock in exchange for the contribution to Earthstone of the membership interests of Oak Valley’s three subsidiaries, inclusive of producing assets, undeveloped acreage and cash on hand (the “Exchange”), pursuant to the Exchange Agreement; (ii) an amendment to the Company’s certificate of incorporation to increase the Company’s authorized capital to 100,000,000 shares of Common Stock and 20,000,000 shares of preferred stock; and (iii) the approval of a new equity incentive plan authorizing up to 750,000 shares of Common Stock for issuance pursuant to awards under such plan.

On October 16, 2014, in connection with the Contribution Agreement, the Reporting Person, in his capacity as a stockholder of the Company, entered into the Amended and Restated Voting Agreement with Oak Valley with

CUSIP No. 27032D205	SCHEDULE 13D	Page 3 of 3 Pages

 respect to his shares of Common Stock.  Such shares constituted approximately 26.1% of the Company’s issued and outstanding Common Stock as of October 13, 2014.  Pursuant to the Amended and Restated Voting Agreement, the Reporting Person has agreed to vote his shares in favor of the Contribution and the related matters, unless the Contribution Agreement is terminated according to its terms prior to the stockholder meeting.  The Reporting Person has also agreed not to transfer or otherwise dispose of his shares of Common Stock, subject to certain exceptions.

The Amended and Restated Voting Agreement will terminate upon the earlier of (a) the closing date of the Exchange and (b)(i) with respect to the obligations to vote on the Exchange Agreement and the Contribution Agreement, the date upon which the Exchange Agreement is terminated and (ii) with respect to the obligations to vote on the Contribution Agreement, the date upon which the Contribution Agreement is terminated.

The Contribution Agreement was filed on October 20, 2014 with the SEC as Exhibit 10.1 to the Company’s Current Report on Form 8-K and is incorporated herein by reference.  The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement.

The Amended and Restated Voting Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.  The foregoing description of the Amended and Restated Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Voting Agreement.

Except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
10.1
Contribution Agreement, dated as of October 16, 2014, among Earthstone Energy, Inc., Oak Valley Resources, LLC, Sabine River Energy, LLC, Oak Valley Operating, LLC, Parallel Resource Partners, LLC and Flatonia Energy, LLC (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 20, 2014).

10.2	Amended and Restated Voting Agreement between Oak Valley Resources, LLC and Ray Singleton, dated as of October 16, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2014	By:	/s/ Ray Singleton
Ray Singleton